Exhibit 12.1
TRIAD FINANCIAL CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,						For the Nine Months Ended September 30,
	2000	2001	2002		2003	2004	2004	2005

Earnings:
Income (loss) before income taxes	$6,280	$2,087	$(8,914)		$79,249	$95,392	$121,003	$74,795

Fixed charges	60,370	122,487	145,332		52,332	40,226	27,047	73,208

Earnings before fixed charges	$66,650	$124,574	$136,418		$131,581	$135,618	$148,050	$148,003

Fixed Charges:
Interest expense	$59,543	$120,997	$143,565		$50,799	$38,793	$25,980	$72,141

Rents (1)	827	1,490	1,767		1,533	1,433	1,067	1,067

Total fixed charges	$60,370	$122,487	$145,332		$52,332	$40,226	$27,047	$73,208

Ratio of earning to fixed charges	1.1	1.0	—	(2)	2.5	3.4	5.5	2.0

(1)	For purposes of our ratio, one-third of all rental expense has been deemed representative of the interest factor.

(2)	Earnings were inadequate to cover our fixed charges for 2002. The amount of the deficiency was $8.9 million.